UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 11, 2015

HERITAGE COMMERCE CORP

(Exact name of registrant as specified in its charter)

California	000-23877	77-0469558
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

150 Almaden Boulevard, San Jose, California	95113
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (408) 947-6900

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 7.01 REGULATION FD DISCLOSURE.

Walter Kaczmarek, President and Chief Executive Officer of Heritage Commerce Corp ("HCC") conducted a presentation at its San Jose office on June 11, 2015 to institutional investors. A question and answer session followed the presentation.

A copy of the slide presentation is included as Exhibit 99.1. This Form 8-K and the information included as exhibits shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended ("Exchange Act"), nor shall it be incorporated by reference into a filing under the Securities Act of 1933, as amended ("Securities Act"), or the Exchange Act, except as expressly set forth by specific reference in such a filing. The furnishing of the information in this report is not intended to, and does not, constitute a determination or admission by the Company that the information in this report is material or complete, or that investors should consider this information before making an investment decision with respect to any security of the Registrant or any of its affiliates. Except as otherwise noted, the information in the materials is presented as of March 31, 2015, and the Company does not assume any obligations to update such information in the future.

Additional information about the Merger and where to find it

In connection with the proposed merger with Focus Business Bank ("Focus"), HCC has filed with the United States Securities and Exchange Commission ("SEC") a registration statement on Form S-4 to register the shares of HCC common stock to be issued to the shareholders of Focus in the merger. The registration statement includes a proxy statement/prospectus of each of HCC and Focus which will be sent to the shareholders of Focus and HCC seeking their approval of the merger and related matters in addition to other matters. In addition, HCC and Focus may file other relevant documents concerning the proposed Merger with the SEC.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Shareholders of Focus and HCC are urged to read the registration statement on Form S-4 and the proxy statement/prospectus included within the registration statement and any other relevant documents to be filed with the SEC in connection with the proposed Merger because they will contain important information about HCC, Heritage Bank of Commerce, Focus and the proposed transaction. Securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

Investors and shareholders may obtain free copies of these documents through the website maintained by the SEC at www.sec.gov. Free copies of the proxy statement/prospectus also may be obtained when it becomes available by directing a request by telephone or mail to Heritage Commerce Corp 150 Almaden Boulevard, San Jose, California, 95113, Attn: Corporate Secretary, telephone (408) 947-6900, or by accessing HCC's website at www.heritagecommercecorp.com under "Investor Relations," or by directing a request by telephone or mail to Focus Business Bank, 10 Almaden Boulevard, Suite 150, San Jose, California 95113, Attn: Investor Relations, telephone (408) 288-5900, or by accessing Focus's website at www.focusbusinessbank.com under "Investor Relations." The information on HCC's website or Focus's website is not, and shall not be deemed to be, a part of this filing or incorporated into other filings it makes with the SEC.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS.

D) Exhibits

99.1 Slide presentation to investors that was presented on June 11, 2015 by the registrant's President and Chief Executive Officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 11, 2015

Heritage Commerce Corp

By: /s/ Lawrence D. McGovern
Name: Lawrence D. McGovern
Executive Vice President and Chief Financial Officer

INDEX TO EXHIBITS

EXHIBIT NO.   DESCRIPTION

99.1   Slide presentation to investors that was presented on June 11, 2015 by the registrant's President and Chief Executive Officer